Exhibit 21.1

WatchGuard Technologies, Inc.

Subsidiaries

1.	WatchGuard Technologies Australia PTY, Ltd.

2.	WatchGuard Technologies Japan, K.K.

3.	WatchGuard Technologies Brazil, Ltda.

4.	WatchGuard Technologies France

5.	WatchGuard Technologies Germany GmbH

6.	RapidStream, Inc.